Exhibit 11.2

Excerpt from Code of Conduct

Employee related activities

(…)

Employee trading

Our bank sets out a personal account dealing policy to meet legal and regulatory requirements, to avoid the appearance of insider trading or other potential conflict.

It is your responsibility not to trade on, or otherwise take advantage of non-public price sensitive information and not to put your personal interests over those of our bank or its clients when engaging in trading for your personal or related accounts.

You should be familiar with the minimum global standards that are designed to ensure that personal investment activities are conducted appropriately.

Where required, you should notify Compliance of your personal trading accounts including those held at our bank or with a designated broker.

Where pre-clearance or approval are required, you must obtain pre-clearance/approval via the Employee Trading Request Application, i.e., the ETRA system, prior to engaging in personal account trading. Personal trading accounts where you have fully delegated the investment decisions to a third party by means of a written discretionary management agreement and where you cannot exercise any influence or discretion are required to be disclosed, however, trading is not required to be precleared.

There are minimum holding periods for investments which vary by location and division which are set out within the policy. For further information, reference the Personal Account Dealing Policy – Deutsche Bank Group.